APPENDIX A

Item 3 is hereby amended and supplemented as follows:

From February 12, 2025 to February 14, 2025, Tungsten purchased an aggregate of 646,893 shares of Class A Common Stock in open-market purchases as more fully described in Item 5(c) below using cash on hand.

Items 5(a)-(b) are hereby amended and restated to read in its entirety as follows:

(a) – (b). The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 14, 2025:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Resolute Compo Holdings LLC (1)	49,290,409	0	49,290,409	0	49,290,409	49,290,409	48.4%
Tungsten 2024 LLC (1)	646,893	0	49,937,302	0	49,937,302	49,937,302	49.0%
Thomas Knott (1)	0	0	49,937,302	0	49,937,302	49,937,302	49.0%
John Cote (1)	0	1,500,000(2)	49,937,302	1,500,000(2)	49,937,302	51,437,302	50.5%

(1)

Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the record holder of 646,893 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten and Mr. Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings and Tungsten.

(2)	Shares held through Ridge Valley LLC, of which Mr. John Cote serves as manager.
(3)	Based upon 101,836,981 shares of Class A Common Stock that were outstanding as of February 5, 2025.

The information provided pursuant to this Item 5 excludes 2,000,000 and 618,013 shares of Class A Common Stock held by Michele D. Logan and CompoSecure Employee, L.L.C., respectively, each of which has agreed pursuant to the respective Purchase Agreement, attached to the Initial Statement as Exhibit 2 and Exhibit 3, to vote its shares in favor of Resolute Compo Holdings’ nominees for the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of such shares.

Item 5(c) is hereby amended and supplemented as follows:

(c) The following table sets forth all transactions in shares of Class A Common Stock effected by the Reporting Persons within the last 60 days. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range, the price reported in that row’s column Price Per Share is a weighted average price. These shares of Class A Common Stock were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Class A Common Stock sold at each separate price

Reporting Persons	Trade Date	Shares Purchased	Price Per Share	Price Range
Tungsten 2024 LLC	February 12, 2025	221,186	$15.01	$14.72 – $15.13
Tungsten 2024 LLC	February 13, 2025	220,587	$15.50	$15.25 – $15.62
Tungsten 2024 LLC	February 14, 2025	205,120	$15.83	$15.54 – $16.12